PUBLIC OFFER FOR ACQUISITION OF SHARES OF COMMON STOCK
                                   ISSUED BY
                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                                  Open Company
                         CNPJ/MF No. 47.508.411/0001-56
                             ISIN Code: BRPCARACNOR3


                          ON BEHALF AND AT THE ORDER OF


                         CASINO GUICHARD PERRACHON S.A.


Agora Senior Corretora de Titulos e Valores Mobiliarios S.A., as intermediary financial institution ("Intermediary Institution"), on behalf and at the order of Casino Guichard Perrachon S.A. ("Offerer"), hereby submits to the holders of shares of common stock issued by Companhia Brasileira de Distribuicao ("Company"), as outstanding in the market, this public offer for the acquisition of up to all of the shares of common stock issued by the Company, as outstanding in the market ("Shares of Common Stock"), in consequence of the decision made by the collegiate body ("Collegiate Body") of the Securities Commission ("CVM"), as per description in item 1 below, on the disposal of Company's control to the Offerer, in accordance with Section 254-A of Law No. 6.404, of December 15, 1976 ("Law 6.404/76") ("Offer"), pursuant to the procedures defined by Instruction CVM No. 361, of March 5, 2002 ("Instruction CVM 361/02").

1.    Event that Triggered the Offer

1.1. Disposal of Control. On May 3, 2005, Company's controlling shareholders, among which the Offerer, entered into a Joint Venture Agreement that, according to the understanding of CVM's Collegiate Body, implied disposal of Company's control and, therefore, is subject to the provisions of Section 254-A of Law 6.404/76 and of Instruction CVM 361/02, as indicated in the decision on Proceeding RJ 2005/4069 issued at the Collegiate Body's meeting held on April 11, 2006.

As described in the Relevant Fact dated May 4, 2005, the amount paid by Offerer to the members of the Company's controlling group was equivalent to the sum of the following amounts: (i) one billion reais (R$ 1,000,000,000.00), (ii) two hundred million United States dollars (US$ 200,000,000.00), equivalent to four hundred and seventy-three million, six hundred and six thousand reais (R$ 473,660,000.00), as converted by using the rate PTAX 800, option 5, dollar for sales, disclosed by the Central Bank of Brazil on July 8, 2005, (iii) five hundred and sixty-one million, eight hundred and seventy-five thousand reais (R$ 561,875,000.00), equivalent to the price of twelve billion and five hundred million (12,500,000,000) shares of preferred stock issued by Company, calculated by applying on the above mentioned amount the amount of forty-four reais and ninety-five centavos (de R$ 44.95) per batch of one thousand shares of preferred stock, that is, the closing price of one preferred share issued by the Company and negotiated at BOVESPA on July 8, 2005, which resulted in the acquisition by Offerer of ten billion, one hundred and eighty-seven million and five hundred thousand (10,187,500,000) shares of common stock and of ten billion, one hundred and twenty-five million (10,125,000,000) shares of preferred stock issued by Vieri Participacoes S.A. ("Vieri"), corresponding to the indirect acquisition of twenty billion, three hundred and twelve million and five hundred thousand (20,312,500,000) shares of common stock in the Company, representing 40.75% of Company's voting capital and 17.89% of Company's total capital, at the price for acquisition of control of one hundred reais and twenty-one centavos (R$100.21) per batch of one thousand shares of common stock.

2.    Offer

2.1 Shares that are the Subject of the Offer. Offerer intends to acquire, through the Intermediary Institution, up to all of the Shares of Common Stock, corresponding to thirty million, three hundred and thirty-six thousand, one hundred and thirty-nine (30,336,139) shares of common stock issued by the Company, as outstanding in the market.

2.2 Approval for Differentiated Procedure. At the meeting held on November 22, 2006, CVM's Collegiate Body authorized the conduction of the Offer under differentiated procedure, pursuant to Section 34 of Instruction CVM 361/02, waiving (i) the conduction of an auction at a stock exchange, and (ii) the submission of an appraisal report on the Company.

2.3 Absence of Restrictions. As a condition for eligibility for disposal under the terms of the Offer, the Shares of Common Stock must be free and released from any security interest on assets, encumbrance, charge, usufruct or any other form of restriction to free circulation or transfer of the Shares of Common Stock that may prevent the full and immediate exercise, by Offerer, of patrimonial and political rights or the rights of any other nature, as resulting from the title to the Shares of Common Stock, or full compliance with the rules for negotiation of the shares admitted to the regulation for operations of the Sao Paulo Stock Exchange ("BOVESPA").

2.4 Change or Revocation of the Offer. The Offer is unchangeable and irrevocable as from the date hereof, and any change in its conditions or its revocation shall be conditional on CVM's prior and express authorization.

2.5 Price. Subject to the provisions above, Offerer intends to acquire the Shares of Common Stock for the price of eighty reais and seventeen centavos (R$ 80.17) per batch of one thousand Shares of Common Stock ("Offer Price"), as restated up to the date immediately preceding the actual financial settlement of the Offer, pursuant to item 2.6 below. The Offer Price is equivalent to eighty percent (80%) of the price per batch of one thousand shares paid to the controlling shareholders, as duly restated monetarily in accordance with Section 254-A of Law 6.404/76, as described in item 1 above.

2.6 Conditions for Payment of the Price. The price to be paid per Share of Common Stock shall be paid at sight, in the domestic legal tender, on the date of financial settlement of the Offer, as provided for in item 4 below. The price to be paid per each Share of Common Stock shall be restated in accordance with the variation of the Brazilian Amplified Consumer Price Index - IPCA, disclosed by the Brazilian Institute for Geography and Statistics ("IPCA"), since July 8, 2005 (inclusive), on a pro rata die base for the first month, up to the date immediately preceding the actual financial settlement of the Offer. As regards the period between the date of the most recent disclosure of IPCA and the date of the actual financial settlement, the restatement shall be effected on a pro rata die base, based on the average IPCA disclosed in the three (3) months immediately preceding the date of the actual financial settlement. In the event of extinction or non-disclosure of IPCA for over thirty (30) days, any index that replaces it shall apply. In the absence of such index, the average of IPCA, as calculated in the last twelve (12) months of disclosure thereof, shall apply.

2.7 Term for Manifestation in Respect of the Offer. The manifestation of acceptance in respect of the Offer shall only occur up to 06:00 p.m. on January 5, 2007, that is, thirty (30) days as from the publication of this public notice ("Public Notice"), by formal manifestation, with due completion of the manifestation form ("Manifestation Form") by the interested holders of Shares of Common Stock, either personally or through a duly appointed attorney-in-fact, and bearing all documents listed in item 3.3 of this Public Notice.

2.8 Dividends. In the event that the Company declares dividends or interest on own capital up to the date of the financial settlement of the Offer, pursuant to item 4 below, any holders of Shares of Common Stock that are registered as owners or usufructuaries of such shares on the date when the dividends are declared, shall be entitled to the payment of the dividends and/or interest on own capital that were declared.


3.    Procedures for the Offer

3.1 Manifestation About the Offer. Shareholders wishing to manifest themselves favorably in respect of the Offer, accepting to sell the Shares of Common Stock owned thereby, shall do so by fully completing the Manifestation Form, subject to the following requirements: (i) they shall complete two (2) copies, to be duly signed by the shareholder or a duly appointed attorney-in-fact, any of the signatures to be certified; (ii) the copies shall be delivered pursuant to specification in item 3.4 below, authorizing the Intermediary Institution to request unavailability to Banco Itau S.A. (the institution providing to the Company the services related to book-entry shares), on behalf of the pertinent shareholder, through the blocking of the quantity of shares issued by the Company that such shareholder agreed to sell through the Offer, according to the Manifestation Form. The completion and delivery of the Manifestation Form as provided for in the Public Notice implies, for the manifesting shareholder, the irrevocable and irreversible agreement with the Offer, and the sale of the quantity of Shares of Common Stock owned thereby, as informed in the Manifestation Form.

3.1.1 Shares Deposited with the Fungible Custody of Company Brasileira de Liquidacao e Custodia ("CBLC"). As regards shares issued by the Company that are kept in custody with CBLC, shareholders wishing to sell their Shares of Common Stock through the Offer shall (i) request, through their custody agent, the withdrawal of the shares from CBLC's custody system by January 2, 2007 and thereafter (ii) comply with the procedures provided for in this Public Notice.

3.1.2 Bearer Shares. The holders of bearer Shares of Common Stock, in addition to the documents listed above, shall provide, before their accreditation, the conversion of their Shares of Common Stock into book-entry shares, by appearing, within the preceding fifteen (15) days, in person or through an attorney-in-fact, pursuant to the terms of this Public Notice, at one of the branches of Banco Itau S.A., which is the institution that provides book-entry services as regards Company's shares, bearing the pertinent certificates or provisional certificates of shares and the documents described in this item 3.

3.2 Obtainment of the Manifestation Form. The Manifestation Form may be obtained (i) at the principal place of business, as informed in item 8.2 below, and in the Company's site (www.cbd-ri.com.br/port/home/index.asp); (ii) at the principal place of business, as informed in item 8.2 below, and in the site of the Intermediary Institution (www.agorasenior.com.br). There will be no other ways to obtain the Manifestation Form.

3.3 Other Mandatory Documents. Together with the Manifestation Form, as duly completed pursuant to item 3.1 above, the following documents must be delivered for the manifestation in respect of the Offer:

a) For Individuals: certified copy of their identification card, of their taxpayer card ("CPF/MF") and of a document evidencing their residential address. Representatives of deceased's estates, of underage or restrained individuals, and shareholders represented by attorneys-in-face shall further present documentation granting representation powers, with the signature being certified by a notary, certified copy of taxpayer card ("CPF/MF") and identification card of the respective representative, as well as a document evidencing their residential address; and

b) For Legal Entities: certified copy of the following documents: most recent consolidated Articles of Incorporation or Articles of Association in force, as applicable, registry with the National Directory of Legal Entities ("CNPJ/MF"), company documentation granting representation powers, identification card, taxpayer card ("CPF/MF") and document evidencing the residential address of the legal entity's representative. Representatives of investment funds shall further submit certified copy of documentation evidencing the powers for the respective representative to manifest himself for the purposes of this Offer.

3.4 Delivery of Manifestation Forms. The Manifestation Form may be (i) delivered to the principal place of business of the Intermediary Institution, at the address informed in item 8.2 below, or (ii) sent by mail, with return receipt requested, to the Intermediary Institution, at the address informed in item 8.2 below, in an envelope addressed to the care of Mrs. Carolina Burg, with the following words highlighted: "Public Offer for the Acquisition of Shares of Common Stock of Company Brasileira de Distribuicao". The Intermediary Institution shall receive the interested shareholder's Manifestation Form up to the time established in item 2.7 above. Any manifestations received after the deadline shall be discarded, irrespective of the reasons alleged.

3.5 Disregard of Manifestation Forms. Any Manifestation Forms received (i) in disagreement with the provisions established in items 3.1, 3.3 and 3.4 of this Public Notice, (ii) containing inconsistent information, including in respect of the quantity of shares held, or (iii) untimely delivered for acceptance of the Offer, as provided for in item 2.7 of this Public Notice, shall be disregarded for the effects hereof. Correspondences in such conditions shall be returned to the senders.

3.6 Costs, Brokerage Commission and Emoluments. All costs, brokerage commissions and emoluments related to the sale of the Shares of Common Stock shall be borne by the relevant selling shareholders, and those related to the purchase shall be borne, either directly or indirectly, by the Offerer.

4.    Financial Settlement of the Offer

4.1 Payment of the Offer Price. The financial settlement of the Offer shall occur on the tenth (10th) day subsequent to the last day for delivery of the Manifestation Form, that is, January 15, 2006, by deposit of the Offer Price, as duly restated in accordance with item 2.6 above, to the bank account informed by the shareholder in the relevant Manifestation Form. The presentation of the receipt of deposit to the bank account informed by the shareholder who accepted this Offer, as accompanied by copy of the respective acceptance, shall serve as the proper instrument for accomplishment of the transfer of the pertinent shares to Offerer's name at Banco Itau S.A. (the institution providing to the Company the services related to book-entry shares).

4.2 In the event that the shareholder does not keep a bank account, the shareholder or a person duly authorized under a power of attorney shall go to the Intermediary Institution in order to receive the payment for the disposal of the Shares of Common Stock by virtue of this Offer, at the address informed below, with the documents listed in item 3.3 above. The presentation of document evidencing the receipt of the check by the shareholder who accepted this Offer, accompanied by copy of the respective acceptance, shall serve as the proper instrument for the accomplishment of the transfer of the respective shares to the Offerer's at Banco Itau S.A. (the institution providing to the Company the services related to book-entry shares).

5.    Information about the Company

5.1 Reference Information. The Company is an open-capital corporation, registered with CVM under No. 01482-6 and with the National Directory of Legal Entities ("CNPJ/MF") under No. 47.508.411/0001-56, with its principal place of business in the City of Sao Paulo, State of Sao Paulo, at Avenida Brigadeiro Luis Antonio, No. 3142.

5.2 Company Purpose. Company's purpose is to commercialize manufactured, semi-manufactured or in natura products, either domestic or foreign, of any and all type and species, nature or quality, provided that not prohibited by law. The Company may further conduct the following activities: industrialization, processing, export, import and representation of products, on its own behalf or on behalf of third parties, international trade, inclusive of coffee, import, distribution and commercialization of cosmetic products for hygiene and toilet, perfumery, sanitizing products and those intended for animal health and food supplements, commerce of drugs and medicines generally, pharmaceutical and homeopathic specialties, chemical products, accessories, odontological articles, surgical instruments and apparatuses, manufacture of chemical products and pharmaceutical specialties, specialization as allopathic drugstore or pharmacy, homeopathic drugstore or pharmacy or manipulation pharmacy of each specialty, commerce of petroleum products and byproducts, supply of fuels of any species, Company being also allowed to provide services related to technical assistance, service shops, repairs, laundering, lubrication, sale of accessories and other related services, of any vehicles generally, commercialization of veterinary products, drugs and medicines generally, veterinary consultation room, clinic and hospital, and pet shop providing bath and hair-cutting services, lease of videotapes, provision of services of photographic, cinematographic ateliers and similar ones, performance and administration of real-estate transactions, by purchasing, promoting allotments and incorporations, renting and selling real property, of its own and as belonging to third parties, acting as distributor, agent and representative or merchants and industrialists established inside or outside the country and, in such capacity, on behalf of contracting parties or on its own behalf, to acquire, keep, hold and carry out operations and transactions, in its own interest or in the interest of contracting parties, data processing services, exploitation of buildings and constructions in all of their modalities, on its own behalf or on behalf of third parties, purchase and sale of materials for construction and installation and maintenance of air-conditioning systems, of cargo-assembling and cargo elevators, application of sanitizing products and products for animal health, road transport of cargoes generally for its own products, including the storage thereof, publicity generally, with extension to other related fields that are compatible or connected therewith, subject to legal restrictions, purchase, sale and distribution of books, magazines, newspapers, periodical and similar publications, conduction of market studies, analyzes, planning and research, conduction of tests for the launching of new products, packages and trademarks, preparation of strategies and analyzes on the sectorial behavior of sales, on special promotions and publicity and representation of other domestic or foreign companies and participation in other companies, whichever is the form or the purpose thereof.

5.3 Share Capital. As of the date hereof, the Company's share capital is three billion, nine hundred and fifty-four million, six hundred and twenty-nine thousand, three hundred and nineteen reais and seventy-five centavos (R$ 3.954.629.319,75), as fully paid-in and divided into one hundred and thirteen billion, seven hundred and seventy-one million, three hundred and seventy-eight thousand, four hundred and thirty-three (113.771.378.433) shares without a par value, of which forty-nine billion, eight hundred and thirty-nine million, nine hundred and twenty-five thousand, six hundred and eighty-eight (49.839.925.688) are shares of common stock, and sixty-three billion, nine hundred and thirty-one million, four hundred and fifty-two thousand, seven hundred and forty-five (63.931.452.745) are shares of preferred stock.

5.4 Equity Composition. On October 31, 2006, the Company's equity composition and share capital distribution was as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                   Equity Composition

-------------------------------------------------------------------------------------------------------------------------
Controlling Shareholder /                 Shares of       %         Shares of          %          Total              %
   Bound Shareholders                   Common Stock             Preferred Stock
     (Shareholders'
     Agreements)(1)
-------------------------------------------------------------------------------------------------------------------------
Vieiri Participacoes S/A              47,009,588,419    94.32                  0         0    47,009,588,419       41.32
-------------------------------------------------------------------------------------------------------------------------
Diniz Family                           2,800,000,035     5.62     16,031,395,647     25.08    18,831,395,682       16.55
-------------------------------------------------------------------------------------------------------------------------
Segisor                                        1,000        0      2,067,946,860      3.23     2,067,947,860        1.82
-------------------------------------------------------------------------------------------------------------------------
                     TOTAL            49,809,589,454    99.94     18,099,342,507     28.31    67,908,931,961       59.69
-------------------------------------------------------------------------------------------------------------------------
    Administrating                        Shares of       %         Shares of          %          Total              %
     Shareholders                       Common Stock             Preferred Stock
-------------------------------------------------------------------------------------------------------------------------
Board of Directors                                95     0.00          1,690,010      0.00         1,690,105        0.00
-------------------------------------------------------------------------------------------------------------------------
Executive Board                                    0     0.00         58,680,000      0.09        58,680,000        0.05
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                             95     0.00         60,370,010      0.09        60,370,105        0.05
-------------------------------------------------------------------------------------------------------------------------
 Minority Shareholders                    Shares of       %         Shares of          %          Total              %
 (Outstanding Shares)                   Common Stock             Preferred Stock
-------------------------------------------------------------------------------------------------------------------------
                                          30,336,139     0.06     45,771,740,228     71.60    45,802,076,367       40.26
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                     30,336,139     0.06     45,771,740,228     71.60    45,802,076,367       40.26
-------------------------------------------------------------------------------------------------------------------------
Treasury                                           0        0                  0                           0           0
-------------------------------------------------------------------------------------------------------------------------

(1) The shareholders pertaining to the controlling group are the same shareholders bound by shareholders' agreement.

5.5 Economic-Financial Indicators. We submit below a chart demonstrating the Company's economic-financial indicators, relating to the quarter ended on September 30, 2006, and to fiscal years ended on December 31, 2005 and 2004, prepared in accordance with the Corporation Law:

-------------------------------------------------------------------------------------------------
                                                            Sept 30,  Dec 31, 2005  Dec 31, 2004
                                                             2006
-------------------------------------------------------------------------------------------------
Realized Share Capital (thousand R$)                       3,954,629     3,680,240     3,509,421
-------------------------------------------------------------------------------------------------
Net Worth (thousand R$)                                    4,317,387     4,252,372     4,050,990
-------------------------------------------------------------------------------------------------
Net Revenue from Sales and/or Services (thousand R$)       9,937,172    13,413,396    12,565,017
-------------------------------------------------------------------------------------------------
Operating Result (thousand R$)                                23,595       228,122       211,106
-------------------------------------------------------------------------------------------------
Non-operating Result (thousand R$)                          (22,785)        32,131        80,278
-------------------------------------------------------------------------------------------------
Net Profit (thousand R$)                                      57,803       256,990       369,830
-------------------------------------------------------------------------------------------------
Total Liabilities (thousand R$)                           10,603,159    10,923,212    11,040,217
-------------------------------------------------------------------------------------------------
Current Liabilities (thousand R$)                          2,658,316     2,569,431     3,248,421
-------------------------------------------------------------------------------------------------
Long-term Liabilities (thousand R$)                        3,406,807     3,075,410     2,772,109
-------------------------------------------------------------------------------------------------

                                       7

-------------------------------------------------------------------------------------------------
Total Number of Shares (thousand) (2)                    113,771,379   113,667,916   113,522,239
-------------------------------------------------------------------------------------------------
Net Profit / Share (R$) (batch of one thousand shares)          0.51          2.26          3.26
-------------------------------------------------------------------------------------------------
Assets Value / Share (R$)                                      37.95         37.41         35.68
-------------------------------------------------------------------------------------------------
Total Liabilities / Net Worth (%)                                246           257           273
-------------------------------------------------------------------------------------------------
Net Profit / Net Worth (%)                                      1.34          6.04          9.13
-------------------------------------------------------------------------------------------------
Net Profit / Net Revenue (%)                                    0.58          1.92          2.94
-------------------------------------------------------------------------------------------------
Net Profit / Realized Share Capital (%)                         1.46          6.98         10.54
-------------------------------------------------------------------------------------------------

According to the economic-financial indicators presented above, on September 30, 2006, the book value per share was thirty-seven reais and ninety-five centavos (R$37.95).

5.6 Quotation of the Shares. We present below the history of negotiation of Company's shares, as separated per species, in the last twelve (12) months (weighted amounts).

History of Negotiation of the Shares of Common Stock (batch of one thousand shares)
---------------------------------------------------------------------------------------------------------
Date           Qty.    Qty. Tits    Volume     Closing     Opening     Minimum     Maximum    Average
               Neg.    (thousand)  (thousand     (R$)       (R$)         (R$)        (R$)      (R$)
                                      R$)
---------------------------------------------------------------------------------------------------------
Nov/05         -                    -
---------------------------------------------------------------------------------------------------------
Dec/05         -                    -
---------------------------------------------------------------------------------------------------------
Jan/06         -                    -
---------------------------------------------------------------------------------------------------------
Feb/06         1         10         680         68.00      68.00       68.00        68.00      68.00
---------------------------------------------------------------------------------------------------------
Mar/06         -                    -
---------------------------------------------------------------------------------------------------------
Apr/06         1         10         1           70.02      70.02       70.02        70.02      70.02
---------------------------------------------------------------------------------------------------------
May/06         1         10         1           70.00      70.00       70.00        70.00      70.00
---------------------------------------------------------------------------------------------------------
Jun/06         2         110        8           68.00      70.00       68.00        70.00      69.64
---------------------------------------------------------------------------------------------------------
Jul/06         2         30         2           89.00      70.00       70.00        89.00      83.64
---------------------------------------------------------------------------------------------------------
Aug/06         -         -          -           -          -           -            -          -
---------------------------------------------------------------------------------------------------------
Sept/06        -         -          -           -          -           -            -          -
---------------------------------------------------------------------------------------------------------
Oct/06         -         -          -           -          -           -            -          -
---------------------------------------------------------------------------------------------------------

Subject to rounding.
Source: Economatics

History of Negotiation of the Shares of Preferred Stock (batch of one thousand shares)(1)
---------------------------------------------------------------------------------------------------------
Date           Qty.     Qty. Tits   Volume    Closing     Opening     Minimum     Maximum    Average
               Neg.    (thousand)  (thousand    (R$)       (R$)         (R$)        (R$)      (R$)
                                      R$)
---------------------------------------------------------------------------------------------------------
Date           3,960      2,420,510   163,770   71.10      61.00       61.00        73.99      67.94
---------------------------------------------------------------------------------------------------------
Nov/05         5,043      2,700,450   200,710   76.90      71.50       69.95        77.89      74.40
---------------------------------------------------------------------------------------------------------
Dec/05         6,634      2,965,280   245,925   83.38      77.10       76.50        88.00      82.86
---------------------------------------------------------------------------------------------------------
Jan/06         5,623      1,958,300   159,081   90.00      83.55       76.50        90.83      81.64
---------------------------------------------------------------------------------------------------------
Feb/06         8,344      2,295,000   215,368   90.42      92.00       88.00        98.90      93.73
---------------------------------------------------------------------------------------------------------
Mar/06         6,401      2,177,680   188,704   80.70      89.83       80.03        91.35      86.57
---------------------------------------------------------------------------------------------------------
Apr/06         10,211     3,621,860   294,804   75.50      81.01       72.00        87.64      81.68
---------------------------------------------------------------------------------------------------------
May/06         8,561      3,563,070   239,886   66.98      75.65       60.66        77.50      67.43
---------------------------------------------------------------------------------------------------------
Jun/06         6,440      2,181,180   139,073   65.00      66.70       58.46        69.00      63.94
---------------------------------------------------------------------------------------------------------
Jul/06         11,509     4,377,230   262,165   58.00      65.00       55.50        66.50      59.88
---------------------------------------------------------------------------------------------------------
Aug/06         11,320     4,028,310   237,478   56.29      60.20       55.12        63.00      59.07
---------------------------------------------------------------------------------------------------------
Sept/06        14,692     4,294,540   265,614   64.00      56.30       56.13        66.39      62.26
---------------------------------------------------------------------------------------------------------

1 Subject to rounding.
Source: Economatics

Pursuant to the quotation amounts indicated above, the weighted average of the market price of the shares of common stock and shares of preferred stock, based on the quotations in the last twelve (12) months, that is, from November 1st, 2005 to October 31, 2006, corresponds to seventy-six reais and seventy-five centavos (R$ 76.75) per share of common stock, and seventy-three reais and twenty-five centavos (R$ 73.25) per share of preferred stock, respectively. The weighted average of the market price of shares of preferred stock, as calculated based on the quotations of the last three (3) months, that is, from August 1st, 2006 to October 31, 2006, corresponds to sixty reais and forty-six centavos (R$ 60.46).

6.    Information on the Offerer.

6.1 Reference Information. Offerer is a company duly organized and existing under the laws of the Republic of France, with its principal place of business at 24, Rue de la Montat, Saint Etienne, France.

6.2 Company's Purposes, Performance Sectors and Activities Developed. Offerer, organized under the laws of the Republic of France, is a holding company, engaged in the conduction of activities of distribution and commercialization of food and non-food in France and internationally, through subsidiaries or associations with local investors. The main countries where Offerer conducts international activities are Brazil, Colombia, Argentina, Uruguay, Venezuela, USA, Holland, Poland, Thailand, Vietnam and countries in the Indian Ocean.

7.    Representations by Offerer and Intermediary Institution.

7.1   The Offerer represents that:

      (a) it agrees to pay, to the shareholders who accept the Offer, the excess, if any, between the price per share that they receive for the sale of their Shares of Common Stock at the Offer, as restated in accordance with item 2.6 above, and adjusted on account of changes in the number of shares resulting from bonuses, split-offs, combinations, conversions that may occur; and

            (i) the price per share that would be due, or may become due, in the event of occurrence, within the term of one (1) year as from the date of financial settlement of the Offer, of a fact that imposes or may impose the conduction of a mandatory public offer for the acquisition of shares, as provided for in Instruction CVM 361/02; and

            (ii) the amount to which they would be entitled, if they still were Company's shareholders and would disagree with a resolution by the Company's general meeting that approves the conduction of any event by the Company which allows the owners of the respective Shares of Common Stock who


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

                  accepted this Offer to exercise the right of withdrawal, when such event occurs within the term of one (1) year as from the date of the financial settlement of the Offer;

      (b) it is responsible for the truthfulness, quality and sufficiency of the information supplied to CVM and to the market, as well as for any damages caused to the Company, its shareholders and third parties, by guilt or malice, on account of falsity, inaccuracy or omission of such information;

      (c) it is not aware of any facts or circumstances that were not disclosed to the public, which may influence relevantly the Company's results or the market quotation and prices of the Company's Shares of Common Stock; and

      (d) it is, as of the date hereof, either directly or indirectly, the owner of 68.85% of the total share capital of Vieri, distributed as 50% of voting shares issued by Vieri and 100% of non-voting shares of preferred stock issued by Vieri. Vieri owns 94.32% of the shares of common stock issued by the Company. Offerer is the controller of Segisor, a French company owing 3.23% of the shares of preferred stock issued by the Company.

7.2   The Intermediary Institution represents that:

      (a) it took all caution and acted according to high diligence standards, so as to ensure that the information provided by the Offerer were true, consistent, correct and sufficient, it being responsible for its omission in such duty, and that it verified the sufficiency and quality of the information provided to the market during the entire procedure of the Offer, as necessary for decision making by investors, including occasional and periodical information due by the Company and that contained in the instrument of the Offer and in the Public Notice of the Offer.

      (b) it is not aware of the existence of any facts or circumstances that were not disclosed to the public, which may influence relevantly the results of the Company or the market quotation and prices for Company's shares of common or preferred stock;

      (c)   it will guarantee the financial settlement of the Offer; and

      (d) neither it nor its controllers are the owners of or hold under their discretionary administration any shares of common stock, shares of preferred stock or other securities issued by the Company.


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

8.    Other Information.

8.1 Registry as Open Company. Company's registry with CVM is duly updated in conformity with Section 21, of Law No. 6.385/76.

8.2 Access to the Public Notice of the Offer and to the List of Shareholders. The list of Company's shareholders is available to any interested persons, only upon identification and receipt signed by the interested person, at the addresses for contact of Offerer in Brazil, at the Company's principal place of business, at the Intermediary Institution and at CVM. The Public Notice of the Offer is available to any interested persons at the addresses and the Internet pages indicated below.

CASINO GUICHARD PERRACHON S.A.
24, Rue de la Montat, Saint Etienne, France

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Av. Brigadeiro Luis Antonio, No. 3142- Sao Paulo, SP
www.cbd-ri.com.br/port/home/index.asp
-------------------------------------

AGORA SENIOR CORRETORA DE TITULOS E VALORES MOBILIARIOS S.A.
Rua Leopoldo Couto Magalhaes Jr. 758, 1o andar, Itaim Bibi, Sao Paulo, SP Praia de Botafogo, No. 300, salas 601 e 301, parte, Rio de Janeiro, RJ www.agorasenior.com.br
----------------------

COMISSAO DE VALORES MOBILIARIOS [SECURITIES COMMISSION]
Rua Formosa, No. 367, 20o  andar, Centro - Sao Paulo, SP
Rua Sete de Setembro, No. 111, 5o andar, "Centro de Consultas" -
Rio de Janeiro, RJ
www.cvm.gov.br
--------------

8.3 Compliance with Offerer's Obligations. Offerer's obligations, as described in this Public Notice, may be complied with by another company of the Casino Group, as headquartered in Brazil or abroad, with Offerer remaining, in any event, responsible for compliance with such obligations before any shareholders that accept the Offer.

8.4 Registration with CVM. The Offer was previously submitted to analysis by CVM and registered therewith on November 22, 2006, under No. CVM/SRE/OPA/ALI/ 2006/006.

8.5 Note to Shareholders who Are Non-Residents of the Country. The Offer shall be conducted only in Brazil and in conformity with the Brazilian laws and regulations. The Offer is provided to all holders of Shares of Common Stock, including shareholders residing abroad. The Offer is not subject to the requirements of Regulation 14D of the Exchange Act and, thus, this document was not registered with or analyzed by the Securities Commission of the United States of America.

THE ACCEPTANCE OF THE REQUEST FOR REGISTRATION OF THE OFFER DOES NOT IMPLY, ON THE PART OF CVM, GUARANTEE OF THE TRUTHFULNESS OF THE INFORMATION PROVIDED, JUDGMENT ON THE


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

QUALITY OF THE SUBJECT COMPANY OR ON THE PRICE OFFERED FOR THE SHARES THAT ARE THE SUBJECT OF THIS OFFER.


        INTERMEDIARY INSTITUTION                        OFFERER






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